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                              November 25, 2022

       Pui Lung Ho
       Chief Executive Officer
       WANG & LEE GROUP, Inc.
       5/F Wing Tai Factory Building
       3 Tai Yip Street, Kwun Tong,
       Kowloon, Hong Kong

                                                        Re: WANG & LEE GROUP,
Inc.
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed November 7,
2022
                                                            File No. 333-265730

       Dear Pui Lung Ho:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form F-1 filed November 7, 2022

       General

   1.                                                   Throughout your
prospectus, please update all information to a more recent date than
                                                        December 31, 2021.
   2. We note your cover page disclosure that you "have not yet been approved for listing on the Nasdaq Capital
Market . . ." Please reconcile this disclosure with your disclosure on page 115 that you "have
applied for and gotten a listing approval letter to list the ordinary shares on Nasdaq . . ."
In addition, please include disclosure on the cover page to disclose that Nasdaq listing is
a condition to your offering, as indicated on page 126 of your registration statement.
 Pui Lung Ho
WANG & LEE GROUP, Inc.
November 25, 2022
Page 2

        You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395
if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Brigitte Lippmann at 202-551-3713
with any other questions.



                                                        Sincerely,
FirstName LastNamePui Lung Ho
                                                        Division of Corporation
Finance
Comapany NameWANG & LEE GROUP, Inc.
                                                        Office of Real Estate &
Construction
November 25, 2022 Page 2
cc:       Benjamin Tan, Esq.
FirstName LastName